Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 1 DATED MAY 5, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 29, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc;
(2)	recent real property investments; and
(3)	an update to our management and the management of our advisor.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,500,000,000 in Class A shares of common stock and $1,000,000,000 in Class T shares of common stock. We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of April 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 4,200,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $42.1 million, consisting of approximately 4,000,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $40.7 million, and approximately 147,400 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.4 million. As of April 30, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 55,400,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $550.3 million (including shares issued pursuant to our distribution reinvestment plan). As of April 30, 2016, approximately $2.4 billion in shares of our common stock remained available for sale in the offering.
Our board of directors has approved the close of the primary offering on July 29, 2016. In connection with the closing, our policy will be to accept subscription agreements only if they are received by our transfer agent on or before the close of business on July 29, 2016 and fully funded and in good order no later than the close of business on August 31, 2016. We intend to continue to issue shares of our common stock reserved for issuance pursuant to our distribution reinvestment plan following the termination of our primary offering until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 13 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 116 of the prospectus:
As of April 30, 2016, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 31 properties, acquired for an aggregate purchase price of $928.4 million, located in 17 states, consisting of one multi-tenant and 30 single tenant properties, comprising approximately 9.4 million gross rentable square feet of corporate office and industrial space. We acquired one property between April 12, 2016 and April 30, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On May 1, 2016, Simon J. Misselbrook, our chief financial officer and treasurer and chief financial officer and treasurer of our advisor, notified us of his resignation, effective May 30, 2016, to pursue another professional opportunity.   We intend to begin a search for a new chief financial officer and treasurer immediately. If a new chief financial officer and treasurer has not been appointed by May 30, 2016, our board of directors is expected to appoint Michael J. Bartolotta, chief financial officer of VEREIT and a certified public accountant, to serve as our interim principal financial officer until such time as a successor is named.   Mr. Misselbrook will work with his successor or Mr. Bartolotta to ensure a smooth transition of our financial functions.

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